SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

(AMENDMENT NO. 3)

First Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320218100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 320218100		Page 1 of 7 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 93
	6)	Shared Voting Power 993,230
	7)	Sole Dispositive Power 47
	8)	Shared Dispositive Power 993,230
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 993,323
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.70
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 320218100		Page 2 of 7 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 93
	6)	Shared Voting Power 993,230
	7)	Sole Dispositive Power 47
	8)	Shared Dispositive Power 993,230
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 993,323
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.70
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 320218100		Page 3 of 7 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 93
	6)	Shared Voting Power 993,230
	7)	Sole Dispositive Power 47
	8)	Shared Dispositive Power 993,230
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 993,323
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.70
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 320218100		Page 4 of 7 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 47
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 47
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 47
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.001
12)	Type of Reporting Person (See Instructions) IA

Page 5 of 7 Pages

ITEM 1(a) - NAME OF ISSUER:

First Financial Corporation

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One First Financial Plaza

Terre Haute, Indiana 47807

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC

Bank, National Association; and PNC Capital Advisors, LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e) - CUSIP NUMBER:

320218100

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 6 of 7 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2014:

(a) Amount Beneficially Owned:	993,323 shares

(b) Percent of Class:	7.70

(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	93
(ii) shared power to vote or to direct the vote	993,230
(iii) sole power to dispose or to direct the disposition of	47
(iv) shared power to dispose or to direct the disposition of	993,230

Of the total shares of common stock reported herein, 993,276 shares are held in accounts at PNC Bank, National Association (“PNC Bank”) in a fiduciary capacity for clients. PNC Bank is the co-trustee on a particular trust account (T. Rigasco Trust) holding at year end 900,458 of the shares of the common stock reported herein (6.98% of the class). Also, PNC Bank is the co-trustee on another trust account holding at year end 92,772 of the shares of the common stock reported herein. Along with PNC Bank, Mitchell E. Daniels, Jr. is co-trustee for these trusts. The co-trustees may be deemed to share voting authority and dispositive power with respect to the shares of common stock of the issuer held in these trust accounts.

Of the total shares of common stock reported herein, 47 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

PNC Bank and Mitchell E. Daniels, Jr., as co-trustees, share the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the trusts noted in Item 4 above. The beneficiaries of one of the trusts have the right to receive dividends from the common stock in their trust account.

PNC Capital Advisors, LLC has the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer held by the mutual fund.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

Page 7 of 7 Pages

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015		February 12, 2015
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Mark G. McGlone
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Capital Advisors, LLC
	Gregory H. Kozich, Senior Vice President & Controller		Mark G. McGlone, President
	Name & Title		Name & Title

February 12, 2015
Date

By:	/s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 12, 2015
Date

By:	/s/ Gregory H. Kozich
Signature - PNC Bank, National Association
Gregory H. Kozich, Executive Vice President & Controller
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED